Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES TO PRESENT AT THE CIBC WORLD MARKETS 6th ANNUAL CONSUMER GROWTH CONFERENCE

HOUSTON, TX, June 30, 2006 - Stage Stores, Inc. (NYSE: SSI) announced today that management will make a presentation at the CIBC World Markets 6th Annual Consumer Growth Conference on Tuesday, July 11, 2006, at 3:30 p.m. Eastern Time. The conference is being held at the Four Seasons Hotel in Boston.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at www.stagestores.com and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 560 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. In addition, on February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations situated in the Southeast. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in early August, while the remaining 9 stores will be closed. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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